January 10, 2022
Re:
Duddell Street Acquisition Corp.
Registration Statement on Form S-4
Filed December 3, 2021
File No. 333-261483

Keira Nakada
Lyn Shenk
Cara Wirth
Erin Jaskot
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:
On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 30, 2021 on the Company’s registration statement on Form S-4 filed on December 3, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its first amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 1”) and certain exhibits via EDGAR to the Commission.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 1 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 1.
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Registration Statement on Form S-4 Filed December 3, 2021
Cover Page
1. Please disclose the amount and method for calculating the “Company Value” on the cover page. Please also quantify the number of shares of New FiscalNote that will be issued for each share of FiscalNote Class A and Class B Common Stock using reasonable assumptions to calculate the Exchange Ratio. Please include similar disclosure where you discuss the consideration to be received by FiscalNote shareholders, such as on page 13.
We respectfully advise the Staff that the number of securities set forth in the fee table on the cover page is based on the maximum number of shares of New FiscalNote Class A and Class B Common Stock to be issued to existing securities holders of DSAC and FiscalNote pursuant to the terms and conditions of the Business Combination Agreement.
Pursuant to the Business Combination Agreement, at the closing of the Domestication, (A) each then issued and outstanding Class A ordinary share of DSAC will convert automatically into one share of New FiscalNote Class A Common Stock, (B) each then issued and outstanding Class B ordinary share of DSAC will convert automatically into one share of New FiscalNote Class A Common Stock, and (C) each then issued and outstanding common warrant of DSAC will convert automatically into one warrant to purchase one share of New FiscalNote Class A Common Stock. As such, the number of shares of New FiscalNote Class A Common Stock and the number of shares of New FiscalNote Class A Common Stock underlying the New FiscalNote warrants to be issued to existing securities holders of DSAC in connection with the Business Combination are calculated based on the number of DSAC securities held by such holders as of the date of the proxy statement/prospectus.
The maximum numbers of New FiscalNote Class A and Class B Common Stock to be issued to existing FiscalNote security holders are calculated by dividing the quotient of (A) the sum of $1 billion (the Company Value as defined in the Business Combination Agreement) plus the aggregate exercise price payable with respect to vested FiscalNote options and FiscalNote warrants (assumed to be approximately $9 million), divided by (B) the total number of issued and outstanding FiscalNote shares (assumed to be 83,679,199), taking into account the total number of shares issued or issuable as a result of any exercise or conversion of all FiscalNote equity securities outstanding immediately prior to the effective time of the Merger, by $10.00 (the “Exchange Ratio”). The resulting Exchange Ratio is approximately 1.2, which we believe remains consistent as of the date of the filing of this Registration Statement Amendment No. 1. Each share of FiscalNote Class A Common Stock (other than dissenting shares) will be cancelled and converted into the right to receive shares of Newco Class A Common Stock as determined pursuant to the Exchange Ratio, (ii) each share of FiscalNote Class B Common Stock (other than dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of Newco Class B Common Stock, as determined pursuant to the Exchange Ratio, (iii) all of the warrants to purchase shares of FiscalNote Class A Common Stock or FiscalNote preferred stock outstanding and unexercised or unconverted, as applicable, immediately prior to the Business Combination will be deemed automatically exercised or converted into the right to receive a number of shares of New FiscalNote Class A Common Stock determined pursuant to the Exchange Ratio, (iv) all options to purchase shares of Class A Common Stock of FiscalNote, vested or unvested, will convert into stock options to purchase shares of New FiscalNote Class A Common Stock determined in accordance with the Exchange Ratio, (v) all of the vested restricted stock units to acquire shares of Class A Common Stock of FiscalNote will be automatically deemed settled and converted into the right to receive that number of shares of New FiscalNote Class A Common Stock determined pursuant to the Exchange Ratio, and (vi) all of the unvested restricted stock units to acquire shares of Class A Common Stock of FiscalNote outstanding immediately prior to the Business Combination will be automatically assumed and converted into restricted stock units relating to shares of Newco Class A Common Stock, subject to substantially the same terms and conditions as were applicable immediately before the Business Combination.
The Company has added the above disclosure to the cover page and pages 14, 35 and 116 of the Registration Statement Amendment No. 1.
The maximum numbers of shares of New FiscalNote Class A and Class B Common Stock to be issued to existing securities holders of DSAC and FiscalNote and the calculation methodology and related assumptions are also set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” of the Registration Statement.
2. We note that your principal executive offices are located in Hong Kong, that the SPAC Sponsor is located in Hong Kong, a majority of your executive officers are located in or have significant ties to Hong Kong. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your Common Stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact your ability to conduct your business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
The Company respectfully clarifies that FiscalNote’s business activities generate no revenue from operations based in Hong Kong and does not have any operations in mainland China. Accordingly, notwithstanding the Sponsor and a majority of the DSAC’s executive officers are located in Hong Kong, the laws and regulations (including those recent statements and regulatory actions) of the People’s Republic of China (“PRC”) do not currently have any impact on DSAC or the post-combination company, because pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC are not applied in Hong Kong, except for those listed in Annex III of the Basic Law, which are confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong.
With the above said, in response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement Amendment No. 1 and added “Risks Related to DSAC’s Location in Hong Kong” on pages 73, 74 and 75 of the Registration Statement Amendment No. 1.
“Q: Are any of the proposals conditioned on one another?”, page 11
3. Please revise to name each of the condition precedent proposals so that investors can clearly understand which proposals are conditioned on one another.
In response to the Staff comments, the Company has revised its disclosure on page 10 of the Registration Statement. Please also see revised (i) notice of extraordinary general meeting; and (ii) form of proxy card as set forth in the Registration Statement Amendment No. 1.
“Q: What equity stake will current DSAC shareholders and FiscalNote stockholders hold…”, page 15
4. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
The Company respectfully clarifies that it has entered into a Backstop Agreement, dated as of November 7, 2021, with certain affiliates of the Sponsor in connection with the signing of the Business Combination Agreement, pursuant to which certain affiliates of the Sponsor have agreed, subject to the other terms and conditions included therein, at the Closing, to subscribe for New DSAC Class A Common Stock in order to fund redemptions by shareholders of DSAC in connection with the Business Combination, in an amount of up to $175,000,000. Accordingly, the Business Combination may be consummated and the amount of funds in the trust account will remain unchanged due to the commitment of the Sponsor and its affiliates under the Backstop Agreement, even though the number of public shares and public shareholders are reduced as a result of redemptions by public shareholders.
In response to the Staff comments, please see revised page 39 of the Registration Statement Amendment No. 1.

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
The Company’s Sponsor and the Company’s officers and directors (the “Insiders”) at the time of the IPO entered into the DSAC Letter Agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares of DSAC ordinary shares in connection with the completion of a business combination.
The Company has not paid any consideration in exchange for their execution of the DSAC Letter Agreement. However, as set forth on pages 40, 41 and 42 of the Registration Statement Amendment No. 1, the Insiders have interests in the Business Combination primarily for a number of reasons, which have practically incentivized these insiders to execute the Insider Letter.
In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 73, 74 and 75 of the Registration Statement Amendment No. 1.
“Q: What interests do the Sponsor and DSAC’s current officers and directors … “, page 26
6. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the Company’s officers and directors, if material.
In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41, 42, 55, 56, 57, 58, 59, 60, 131, 132, and 133 of the Registration Statement Amendment No. 1.
7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41, 42, 55, 56, 57, 58, 59, 60, 130, 131, 132, and 133 of the Registration Statement Amendment No. 1.
8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 56, and 133 of the Registration Statement Amendment No. 1.
Summary of the Proxy Statement/Prospectus, page 30
9. In your summary of risk factors, disclose the risks that being based in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Common Stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically address how these risks could impact your ability to successfully complete the business combination, as applicable.
In response to the Staff’s comment, the Company has revised the disclosure on pages 45, 71, 73, 74 and 75 of the Registration Statement Amendment No. 1.

10. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, as well as any permissions or approvals you are required to obtain from Chinese authorities to consummate the business combination, including any related transactions that are necessary for the consummation of the transaction. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
The Company clarifies that it is not required to obtain any permission from Chinese authorities to operate and issue securities to foreign investors. In addition, it is not required to obtain any permission from Chinese authorities to consummate the Business Combination.
Considering the target company FiscalNote is a Delaware incorporated AI-driven enterprise SaaS company with operations primarily in the U.S. and other countries outside of China, the Company believes that it is unlikely for the Chinese authorities to require any permission to conduct the Business Combination. Although FiscalNote’s business activities generate no revenue from operations based in mainland China and Hong Kong within the current targeted areas of concern by the PRC government, the Company has added additional risk factors to address the potential risks as DSAC is based in Hong Kong. Please see revised pages 45, 73, 74 and 75 of the Registration Statement Amendment No. 1.
11. Please revise to include a description of your dual-class capital structure in the Prospectus Summary section, including that each share of Class B Common Stock will be entitled to twenty-five votes per share.
In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Registration Statement Amendment No. 1.
Redemption Rights, page 37
12. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61, 62, 63 and 64 of the Registration Statement Amendment No. 1.
13. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of the Registration Statement Amendment No. 1.
14. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
The Company confirms the Staff’s understanding is correct that the underwriting fees remain constant and are not subject to redemption or backstop purchase adjustments.
Risk Factors, page 52
15. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Registration Statement Amendment No. 1.

16. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Common Stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 71, 73, 74 and 75 of the Registration Statement Amendment No. 1.
17. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacted the process of searching for a target, if at all, and completing an initial business combination.
In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Registration Statement Amendment No. 1.
Risks Related to DSAC and the Business Combination, page 52
18. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent Common Stock trading prices exceed the threshold that would allow the Company to redeem public warrants. Clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
In response to the Staff’s comment, the Company has revised the disclosure on page 58, 59, 60, 61 and 62 of the Registration Statement Amendment No. 1.
19. Disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement Amendment No. 1.
FiscalNote has incurred a significant amount of debt…, page 79
20. Please disclose the approximate percentage of proceeds from the Business Combination that will be used to repay outstanding indebtedness of FiscalNote. Please also disclose the anticipated portion of cash flows and operations that FiscalNote anticipates may be required to be used to pay interest and principal on indebtedness following the Business Combination.
In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Registration Statement Amendment No. 1.
“Following the consummation of the Business Combination, only our Co-Founders…”, page 91
21. Please disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to stockholders for approval. Please also disclose that any future issuance of Class B Common Stock may be dilutive to holders of Class A Common Stock.
In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement Amendment No. 1.

Risks Related to the Ownership of New FiscalNote’s Class A Common Stock, page 91
22. Please disclose that New FiscalNote’s multi-class structure may render its shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement Amendment No. 1.
Background of the Business Combination, page 106
23. Please describe the basis and the underlying assumptions associated with the FiscalNote initial pre-money valuation range between $1.2 billion and $1.4 billion (on a cash and debt-free basis) in the June 18, 2021 LOI. Please also disclose the basis and the underlying assumptions of the pre-money enterprise valuation of FiscalNote of $1.35 billion (on a cash and debt free basis) plus the basis and underlying assumptions of the earn-out consideration of up to 9% of the outstanding New FiscalNote shares immediately post-closing.
In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement Amendment No. 1.
24. Please provide further detail of discussions of material items at the June 16, June 21 and June 22, 2021 meetings, as well as the discussions that occurred in the “following weeks.” Please include the substance of the conversations, the concerns addressed by the parties, any key points of disagreement and how they were resolved. For example, please disclose what was discussed regarding financial projections, M&A strategies, corporate governance, key management personnel, repayment of debt, and earn-out consideration. Please also disclose the material items covered in the July 12, 2021 questions submitted to J.P. Morgan’s M&A Advisory Group as well as the material topics that were discussed at the July 19, 2021 virtual meeting.
In response to the Staff’s comment, the Company has revised the disclosure on pages 119-120 of the Registration Statement Amendment No. 1.
25. Please identify the DSAC advisors that lead the negotiation of the LOI on behalf of DSAC as disclosed in the fifth paragraph on page 108. Please also disclose who prepared the presentation materials that were made available to the Board at the November 3 and November 7, 2021 meetings. To the extent a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A, and any written materials, as well as the consent of the outside party, must be filed as exhibits.
In response to the Staff’s comment, the Company has revised the disclosure on pages 122-124 of the Registration Statement Amendment No. 1.
The Company respectfully advises the Staff that there were no separate materials prepared for the November 7, 2021 meeting other than the final forms of the transaction documents, the S-4 and the PIPE presentation as the primary purpose of that meeting was to approve the final form of transaction documents, the S-4 registration statement and the PIPE presentation, the advanced drafts of which were approved by the DSAC Board at its meeting on November 3, 2021.
DSAC’s management and the DSAC Board did not receive any report, opinion or appraisal materially related to the Business Combination from any third party. Although Citi provided certain data of comparable public companies in connection with DSAC management’s valuation analysis, as disclosed in the Registration Statement, the valuation of FiscalNote was analyzed and determined by DSAC’s management and reviewed and approved by the DSAC Board before execution of the Business Combination Agreement.
26. We note that BTIG LLC performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to BTIF that are contingent on completion of the business combination.
In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement Amendment No. 1.

27. Please disclose who selected the potential PIPE investors, the relationships that the PIPE investors had to DSAC, the sponsor, and FiscalNote. Please also disclose the terms of the PIPE transactions and how such terms were determined. Please also tell us whether there were any valuations or material information about the transaction that were provided to potential PIPE investors but have not been disclosed publicly.
In response to the Staff’s comment, the Company has revised the disclosure on pages 115, 123 and 124 of the Registration Statement Amendment No. 1 to describe the selection of PIPE investors, the terms of the PIPE transaction and how such terms were determined.
No valuation or material information about the transaction was provided to potential PIPE investors that have not been disclosed publicly.
DSAC Board Reasons for the Approval of the Business Combination, page 111
28. It does not appear that the DSAC Board considered the consideration to be offered in the Business Combination in evaluating and recommending the Business Combination. To the extent that the DSAC Board did evaluate the consideration, please revise to state as much and disclose whether the DSAC Board considered the transaction to be fair. To the extent the DSAC Board did not evaluate the consideration, please revise to state as much and disclosure whether the DSAC Board continues to recommend the Business Combination.
In response to the Staff’s comment, the Company has revised the disclosure on pages 126 to 130 of the Registration Statement Amendment No. 1.
29. We note that in considering and recommending the Business Combination, the DSAC Board considered the criteria “Established Targets with Strong Existing Links with Asian Markets,” which include FiscalNote’s offices in Hong Kong. We also note that following the Business Combination, DSAC’s principal executive offices will become the offices of FiscalNote and the risk factor on page 76 that states that FiscalNote has “significant operations in … Hong Kong.” In an appropriate section(s), please revise to quantify the percentage of revenue from operations in Hong Kong or China, disclose any material risk of doing business in Hong Kong or China that may affect the post-business combination company and, if applicable, disclose any information regarding plans to grow the business in Asian Markets, specifically in Hong Kong and China and any material risks relating to such anticipated growth.
The Company respectfully advises the Staff that FiscalNote’s revenues in Asia, including Hong Kong or China, are not material, as presented in the tables under the heading “Revenue by Geography” on pages 218 and 221 of the Registration Statement Amendment No. 1. As such, in respect of operational risks related to Hong Kong and China, the Company advises the Staff that it believes FiscalNote’s related risks are not proportionate to its related jurisdictional revenue, which, in respect of Asia, is entirely derived from South Korea.
DSAC’s principal executive offices in Hong Kong will not, in fact, become the offices of FiscalNote. The Company has revised the disclosure on page 190 of the Registration Statement Amendment No. 1 to delete that statement.
30. We note your disclosure of the positive and negative factors considered by the Board in recommending the Business Combination. Please revise your Background section to include any material discussions relating to these factors, such as FiscalNote’s geographic locations, operations, and customer base.
In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Registration Statement Amendment No. 1.
Financial Analysis, page 113
31. We note the selected public company analysis. Please provide the Total Enterprise Value and Revenue for each of the selected public companies. Please also explain how you determined to apply a discount of 40% to 50% to the median multiple of the three comparable groups.
In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Registration Statement Amendment No. 1 to disclose the Total Enterprise Value and Revenue for each of the selected public companies and also disclose how DSAC determined to apply a discount of 40% to 50% to the median multiple of the three comparable groups.
32. We note the disclaimer on pages 115-116 that “[y]ou are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.” While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Registration Statement Amendment No. 1.
33. We note your investor presentation included in the Duddell Street Form 8-K filed on November 7, 2021. We note the presentation includes additional analyses and projections related to FiscalNote’s financial profile and valuation. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.
In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 128 of the Registration Statement Amendment No. 1 to add the additional analysis and assumptions included in the November presentation that were material to the DSAC Board’s decision to approve and recommend that DSAC shareholders approve the Business Combination.
Certain Projected Financial Information, page 115
34. Please disclose all underlying assumptions related to the FiscalNote Projected Financial Information. For example, please disclose the number of acquisitions that are included in the Current Organic line item and the number of acquisitions that are included in the Completed Deals in 2021 line item. Please also disclose the anticipated closing date of the two signed targets that have been included in the Under LOI line item. With respect to the Future Acquisitions line item, please revise to state how many future acquisitions this line item contemplates, when such future acquisitions are anticipated to be signed and closed, and the basis for using the 30% probability weighting.
In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Information, page 156
35. Please reconcile the number of New FiscalNote shares that will be outstanding after the Business Combination by separately quantifying the number of shares that will be converted from FiscalNote’s equity based instruments. Provide explanations that tie to the pro forma adjustments under Note 3 (Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments) starting on page 166.
In response to the Staff’s comment, the Company has revised its disclosure on page 176 of the Registration Statement Amendment No. 1 to include a reconciliation of shares and conversions for each of the equity and debt securities and has updated its disclosures on pages 183 to 184 of the Registration Statement Amendment No. 1 to include shares to be issued for each of the securities.
Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 166
36. Please tell us the basis for assuming conversion of all FiscalNote convertible notes to shares of FiscalNote Class A Common Stock immediately prior to the Business Combination under adjustment “g.” In addition, tell us what the $15.9 million pro forma transaction adjustment to accumulated deficit represents.
The Company respectfully advises the Staff that the holders of approximately 95% of the outstanding convertible notes, representing approximately 88% of the aggregate principal balance of the outstanding convertible notes, have executed agreements confirming, among other matters, that the closing of the Business

Combination will constitute an automatic conversion event under such notes. For the remaining 5% of outstanding convertible notes not covered by such an agreement, we have assumed for pro forma purposes that the holders thereof either will execute such an agreement or exercise their optional conversion right prior to the closing of the Business Combination, as such holders have no economic incentive to allow the notes to continue as outstanding debt or to exercise their optional conversion right after the closing of the Business Combination. We believe this assumption is appropriate as it presents what we expect to be the most dilutive scenario to all shareholders as a result of the Business Combination. Further, the $15.9 million adjustment described in adjustment “3g” relates to the embedded derivatives that will be settled upon the conversion of such notes. The Company has revised its disclosure for both of the issues noted above on page 183 of the Registration Statement Amendment No. 1.
37. In light of GPO’s option to convert New GPO note prior to the business combination, tell us how you determined that $50 million of the note will be settled for cash under adjustment “h.”
The Company respectfully advises the Staff that GPO FN Noteholder LLC (“GPO”) has the optional right to convert the outstanding amount of the New GPO Note into Conversion Shares only during the 90-day period prior to the maturity date of the New GPO Note, or February 21, 2024. The Company expects the Business Combination to close prior to the commencement of such optional conversion period and believes that the Business Combination will constitute a Qualifying IPO under the New GPO Note. Accordingly, upon the closing of the Business Combination, the Company believes it will be able to exercise its right under the New GPO Note to require conversion of the total amount outstanding under the note as long as GPO receives at least $50 million in cash in lieu of a number of Conversion Shares equal in value to $50 million as of the closing date of the Business Combination.
38. We note that you plan to pay down $48.9 million of FiscalNote’s senior term loans immediately prior to the Business Combination under adjustment “i.” Please separately disclose the amount of First out term loan and Last out term loan you plan to pay down.
The Company has updated adjustment “i” within Note 3 of the Unaudited Pro Forma Condensed Combined Financial Information to reflect that the Last Out Term Loan will be fully repaid and the First Out Term Loan will be fully outstanding upon Closing.
Business of FiscalNote, page 184
39. We note your statement that “[w]e are a premier technology and data company delivering critical legal data and insights in an uncertain world.” Please revise to disclose the measure by which you are defining your status as “premier” and give additional color on what you mean by “an uncertain world.”
In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 31, 107, 173, 200, and 211 of the Registration Statement Amendment No. 1 to remove references to FiscalNote as “premier” and to replace and clarify references to “an uncertain world.”
40. We note that you acquired nine businesses in 2021. If possible, please tell us by what percentages these acquisitions increased your scale and customer base over prior year periods.
The Company respectfully advises the Staff that the unaudited 2020 annual revenues of the 2021 Acquisitions was approximately $30 million, representing acquired revenue of approximately 46% when compared to FiscalNote’s 2020 total revenues of $65.9 million. The Company notes that one of FiscalNote’s 2021 Acquisitions closed in November 2021 and therefore is not reflected in the unaudited results of FiscalNote as of and for the nine months ended September 30, 2021. The 2021 Acquisitions introduced FiscalNote to new international geographic territories in the United Kingdom, Australia, and Singapore, respectfully. While the 2021 Acquisitions also increased FiscalNote’s domestic presence within certain states of the United States, we do not believe this to be a meaningful metric based on FiscalNote’s current operating model. Finally, the 2021 Acquisitions increased FiscalNote’s employee headcount by approximately 256 (when compared to the FiscalNote headcount immediately prior to the closing of each of the 2021 Acquisitions) and increased FiscalNote’s customer base by approximately 35%, respectively.

41. We note your statement on page 185 that “[i]n a recent survey by PricewaterhouseCoopers, approximately 1,500 global CEOs reported that regulatory and policy issues are the biggest threats to their businesses.” Please disclose the name of the survey.
In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Registration Statement Amendment No. 1.
42. We note your statement on page 187 that “[w]e currently have a robust pipeline of potential opportunities in various stages of negotiation.” Please revise to quantify the current number of potential opportunities, any anticipated closing or signing dates, any anticipated material acquisition costs, and any anticipated material integration costs.
The Company respectfully advises the Staff that FiscalNote is actively tracking over 80 companies representing approximately $450 million of estimated annual revenue. Of those 80 companies, FiscalNote is in various stages of discussion with over 20 companies representing approximately $200 million of estimated annual revenue. In response to the Staff’s comment, the Company has revised the disclosure on page 203 of the Registration Statement Amendment No. 1. However, for disclosure purposes, the Company has not quantified the associated revenue with these 80 companies as it is unaudited, subject to change, and there is no certainty that FiscalNote may close one, or any, of these pipeline opportunities.
43. Please define “ingestion” and “modular data pipelines” and provide additional information for the phrases “human-in-the-loop augmentation,” “deploy-embedded opportunities, “ and “a public currency.”
The Company respectfully advises the Staff that “ingestion” is defined as the act of transferring data into FiscalNote’s technologies for processing and use in its products. We have revised pages 203 and 204 of the Registration Statement Amendment No. 1 in response to the Staff’s comments as it relates to the terms “human-in-the-loop augmentation,” “a public currency,” “modular data pipelines,” and “deploy-embedded opportunities.”
44. We note your example use cases presented in the section titled “Our Products and Services” on page 188. Please tell us why you chose these example use cases, if such use cases are reflective of your customers as a whole and whether the represented customers approved the language as presented.
In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Registration Statement Amendment No. 1 to clarify that the use cases described therein are not specific to any individual client, but reflect how distinct categories of FiscalNote’s clients typically utilize its products and services. FiscalNote believes these use cases are a representative and fair illustration of the manner in which such customers derive value from FiscalNote’s products and services (based on multiple actual client use cases within each category).
45. We note your statement on page 191 that “[t]hese acquired firms are being integrated into our platform and product portfolio, and we believe they have already provided additional value to our customers.” Please provide additional detail on the “additional value” that the nine acquisitions in 2021 have provided.
In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Registration Statement Amendment No. 1.
46. We note that FiscalNote enters into commercial relationships with third-party providers and that it has licensed certain of its technologies from third parties and relies on such licenses, in part, for the successful development and commercialization of certain technologies, products, and services. To the extent any of these commercial relationships or licensees reflect a material agreement, please file such material agreement as an exhibit and include a summary of the material terms in the prospectus. Refer to Item 601(b)(10) of Regulation S-K.
The Company respectfully advises the Staff that FiscalNote’s commercial relationships with such third-party providers and licensees are all in the ordinary course of business and do not reflect material agreements pursuant to Item 601(b)(10) of Regulation S-K. These agreements are all such as ordinarily accompany the kind of business conducted by FiscalNote and its subsidiaries, and none of these agreements fall under the categories outlined in Item 601(b)(10)(ii)(A)-(D).
FiscalNote’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 196
47. We note that your measures, “adjusted revenues,” “adjusted gross profits,” “adjusted gross profit margin,” “adjusted EBITDA,” and “adjusted EBITDA margin” are based on revenues that are adjusted to include amounts that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition. This adjustment eliminates the impact of GAAP purchase accounting and substitutes individually tailored recognition and measurement methods. Please tell us how you considered the guidance of Question 100.04 of the Division’s Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting these measures.
The Company respectfully advises the Staff that “adjusted revenues,” “adjusted gross profits,” “adjusted gross profit margin,” “adjusted EBITDA,” and “adjusted EBITDA margin” do not constitute adjustments “… to accelerate revenue recognized ratably over time in accordance with GAAP as though [we] earned revenue when customers [were] billed.” FiscalNote’s non-GAAP measures have only been adjusted to remove the impact on its revenues as a result of the purchase price allocation fair value adjustment to the deferred revenue we acquired in connection with the 2021 Acquisitions. The Company has revised FiscalNote’s non-GAAP disclosures on pages 212 and 223 of the Registration Statement Amendment No. 1 in acknowledgement of the Staff’s comment.
48. We note your definition of Net Revenue Retention Rate. Please define “new logo ARR.” Also, please elaborate on the rational for considering subdivisions of the same executive branch department or independent agency to be a single customer for purposes of calculating account-level ARR and NRR, while separating subdivisions as clients for your commercial clients. In addition to the NRR for quarterly periods, please present the NRR for the nine months ended September 30, 2021 and 2020 as well as for the years ended December 31, 2020 and 2019.
In response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Registration Statement Amendment No. 1 to describe what was previously referred to as “new logo ARR” as ARR contracted from new clients for which there is no historical revenue.
The Company respectfully advises the Staff that ARR is not impacted by how FiscalNote’s management tracks customers for NRR purposes. The structure of FiscalNote’s contracts and relationships with public sector clients, FiscalNote’s management tracks NRR at the executive branch department or independent agency level because doing so provides to management the most accurate picture of revenue retention and growth for any given public sector client. Specifically, FiscalNote often has multiple engagements with any one given department or agency, often consisting of multiple contracts with various sub-departments. Therefore, tracking NRR by each such sub-department would either overrepresent churn if a sub-agency contract is lost or over inflate new logo ARR if an additional sub-agency contract is signed, and may present a misleading picture of the state of the relevant client relationship.
In response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Registration Statement Amendment No. 1 to include NRR for the nine months ended September 30, 2021 and 2020, as well as for the years ended December 31, 2020 and 2019. The Company respectfully advises the Staff that FiscalNote acquired CQ Roll Call in August 2018. From that time until April 1, 2019, FiscalNote and CQ Roll Call tracked their respective customers on different sales platforms. Effective April 1, 2019, FiscalNote combined CQ Roll Call’s customers into its singular sales platform. Accordingly, FiscalNote cannot accurately provide NRR for the year ended December 31, 2019, but is able to do so after that date on a going forward basis. In the absence of NRR for the year ended December 31, 2019, we have revised the Company’s disclosure on page 213 of the Registration Statement Amendment No. 1.

Liquidity and Capital Resources
Cash Flow Summary
Operating Activities, page 209
49. Please provide discussions of the material changes in the drivers underlying your operating cash flows, including the specific cash inflows and outflows generated, for the periods presented. Your discussions should focus on the primary underlying drivers and other material factors necessary in understanding the historical and future cash flows, rather than merely describing items identified on the face of the statement of cash flows. Refer to Section IV of Financial Reporting Release 72.
In response to the Staff’s comment, the Company has revised the disclosure on page 225 of the Registration Statement Amendment No. 1.
Critical Accounting Policies
Valuation of Financial Instruments, page 212
50. We note that your valuation of equity based instruments, including options, warrants, and redeemable securities, are based on your valuation of the underlying Common Stock fair value or enterprise value. Please disclose your method for valuing Common Stock fair value and its significant inputs and assumptions.
In response to the Staff’s comment, the Company has revised the disclosure on pages 229 of the Registration Statement Amendment No. 1.
Description of New FiscalNote Securities
Exclusive Forum, page 224
51. Please revise this section to disclose how exclusive forum claims that are brought under the Exchange Act will be treated under the Proposed Charter.
In response to the Staff’s comment, the Company has revised the disclosure on pages 240 and 253 of the Registration Statement Amendment No. 1.
U.S. Federal Income Tax Considerations, page 260
52. You disclose that the domestication should constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Tax Code and that holders that beneficially own less than $50,000 should not be required to recognize gain or loss under Section 367 of the Code. As the tax treatment of the domestication is material to investors, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the domestication. Please also include disclosure of the material tax consequences of the Business Combination, and provide a tax opinion to the extent required. In this regard, we note that the Merger Agreement indicates that the parties intend for the merger to qualify as a reorganization under Section 368(a). If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Refer to Section III of Staff Legal Bulletin 19.
In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 276, 282, 284, 285 and 286 of the Registration Statement Amendment No. 1. We will file the opinion by Davis Polk & Wardwell LLP as Exhibit 8.1 to the Registration Statement in a subsequent amendment thereto.

Financial Statements of Duddell Street Acquisition Corp. for the Fiscal Year Ended December 31, 2020
Statement of Cash Flows, page F-6
53. You show on your cash flow statement that Sponsor paid your general and administrative expense of $1.3 million during 2020, while you only recognized $672,065 for general and administrative expenses for the same period on your statement of operations. Please reconcile the difference.
In response to the Staff’s comment we have revised the statement of cash flows and will make the same revision in future filings. The amount previously reported as general and administrative expenses paid by Sponsor under due to related party erroneously included prepaid D&O insurance funded by our Sponsor. The revision had no impact on the reported amount of cash used in operating activities and did not impact any other statement. As such, the Company has not amended any previously filed financial statements to correct the error.
Note 2 Restatement of Previously Issued Financial Statements, page F-10
54. We note that you restated your financial statements to correct 2 errors. However, you only describe the correction relating the classification of Class A ordinary shares subject to possible redemption. Please also provide a disclosure for the other error as required under ASC 250-10-50-7.
In response to the Staff's comment, the Company has revised Note 2 on page F-10 to include a description of the error resulting in Amendment No. 1 to the Company's Form 10-K.
Financial Statements of FiscalNote Holding, Inc. for the Fiscal Year Ended December
Consolidated Statements of Operations and Comprehensive Loss, page F-58
55. Please tell us your basis for characterizing editorial expenses as an expense, rather than as cost of revenues.
The Company notes the Staff’s comment and respectfully advises the Staff that FiscalNote acquired CQ Roll Call in 2018 (the “CQ Roll Call Acquisition”). This acquisition combined two complementary businesses, CQ Roll Call’s journalism and content with FiscalNote’s proprietary technology. Subsequent to the CQ Roll Call Acquisition, the combined company provides customers with access to large quantities of data, news, and analysis to help better understand the risks and opportunities of today’s global policy issues.
Through the acquisition of CQ Roll Call, FiscalNote integrated and maintained certain of CQ Roll Call’s operational structure, which included a function separately tracked and reported as “Editorial costs.” Editorial costs include salaries for journalists analyzing, reviewing, and creating content for CQ products, the print edition of Roll Call, and the Roll Call website (www.rollcall.com), a free online news site, as well as salary costs for individuals helping to curate, tag, and maintain the significant database of historical legislative activities (e.g., draft bills, passed bills, committee hearings, transcripts) that CQ Roll Call maintains.
FiscalNote’s cost of revenues primarily consist of expenses related to hosting FiscalNote’s services, the costs of data center capacity, amortization of developed technology and capitalized software development costs, certain fees paid to various third parties for the use of their technology, services, or data, costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with providing professional services, and other direct costs of production. Also included in cost of revenues are costs related to development, publishing, printing, and delivery of publications.
FiscalNote’s management categorizes these Editorial costs as fixed costs because the costs are not directly related to revenue-generating activities and there is no marginal Editorial cost associated with the sale of a new subscription to any of the CQ Roll Call products. Accordingly, these Editorial costs are consistent with a general operating cost that is not directly associated with products sold. The Company advises the Staff that FiscalNote’s management believes its products are enhanced by the content the Editorial team creates, but not directly contingent upon those Editorial costs and, therefore, are appropriately excluded from cost of revenue.

The Company further advises the Staff that FiscalNote’s management cannot accurately estimate, or predict, the extent of the impact to revenue that would occur if it did not incur such Editorial costs. Accordingly, FiscalNote’s management believes the inability to estimate the impact to revenue from FiscalNote’s Editorial team means that any amount of Editorial costs allocated to cost of revenue would be highly judgmental, speculative and, therefore, possibly misleading. Accordingly, the Company advises the Staff that it believes the presentation of Editorial costs as part of operating expenses on the statement of operations is transparent and appropriate.
9. Stockholders’ Deficit and Temporary Equity
Preferred Stock (Temporary Equity)
Conversion, page F-83
56. Please disclose whether the terms of the Business Combination will trigger the automatic conversion of the preferred stock. Otherwise, describe the agreement under which you assume such conversion.
In response to the Staff’s comment, the Company has revised the disclosure on pages F-83 and F-183 of the Registration Statement Amendment No. 1.
11. Provision for Income Taxes, page F-88
57. We note on page F-89 that the difference between the 2019 and 2020 valuation allowance was $1.6 million. We further note that you attribute 14.5% to the change in the valuation allowance on your tax rate reconciliation. However, 14.5% applied to your net loss before income taxes and loss on equity method investment is $7.6 million. Please reconcile this difference.
FiscalNote’s valuation allowance increased by $1,592 from December 31, 2019 to December 31, 2020. Included within this movement was a $10,297 increase related to continuing operations, offset by a $705 decrease relating to the adoption of ASC 606 and another $8,000 decrease relating to a beneficial conversion feature recognized in additional paid-in capital relating to the New GPO Note. The corresponding tax effects for these two decreases were recorded in accumulated deficit and additional paid-in capital, respectively. Refer to disclosure related to the Adoption of ASC 606 on F-71 and F-72, as well as Senior Secured Subordinated Promissory Note on F-78, specifically the description of the accounting for the Note’s beneficial conversion feature in Promissory Note on F-79, for more information.
The tax rate reconciliation for the year ended December 31, 2020 reflects the reconciliation of the Company’s effective tax rate attributable to continuing operations against the statutory rate of 21%. Of the $10,297 reconciling item in continuing operations relating to the Company’s valuation allowance, $7,564 relates to the Federal valuation allowance and $30 relates to foreign valuation allowances, for a total of $7,594, or a reconciling item of (14.4)%, rounded on the tax rate reconciliation to (14.5)%. The remaining $2,703 within the total $10,297 in continuing operations is the impact of the state valuation allowance, gross of the related Federal benefit.
General
58. Please revise to include your “Conflicts of Interest” disclosure, similar to the disclosure that was included on page 102 of your Form S-1 filed on October 1, 2020. If applicable, please revise the conflicts of interest discussion to highlight all material interests in the transaction held by the sponsor and the Company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination.
In response to the Staff’s comment, the Company has revised the disclosure on pages 134, 135 and 136 of the Registration Statement Amendment No. 1.

59. With respect to your Conflicts of Interest disclosure, please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
The Company clarifies that the Sponsor currently has no ownership interest in FiscalNote, the target company. Funds affiliated with the Sponsor hold convertible notes in FiscalNote with an aggregate principal of $3 million, which will convert into approximately 0.4 million shares of FiscalNote Class A Common Stock immediately prior to the Business Combination and further convert into shares of New FiscalNote Class A Common Stock in connection with the Business Combination. In addition, the Sponsor and its affiliates own an aggregate of 4,375,000 DSAC Class B ordinary shares and 4,000,000 DSAC Class A ordinary shares, which are convertible to 4,375,000 shares and 4,000,000 shares, respectively, of Class A Common Stock of New FiscalNote, the post-combination company upon Closing.
The dollar value of such DSAC Class B ordinary shares is approximately $83.2 million assuming it has the same value of DSAC Class A ordinary shares, based upon the closing price of $9.93 per DSAC Class A ordinary share on NASDAQ on January 6, 2022.
Taking into consideration the foregoing interest in New FiscalNote, the Sponsor and its affiliates are anticipated to own 6.5% and 17.1% (under the no redemption scenario and the maximum redemption scenario, respectively) of the outstanding shares of New FiscalNote Common Stock and 2.5% and 6.6% (under the no redemption scenario and the maximum redemption scenario, respectively) of the voting power of New FiscalNote upon consummation of the Business Combination. The foregoing analysis does not account for any subscription by the Sponsor and its affiliates in the PIPE or pursuant to the Backstop Agreement. The consideration to be paid by the Sponsor and/or its affiliates for such subscription would be the same as the consideration paid by unaffiliated third party investors and accordingly does not have material conflicts of interest implications.
In response to the Staff’s comment, the Company has revised the disclosure on page 134, 135 and 136 of the Registration Statement Amendment No. 1.

60. Your Memorandum and Articles of Association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 42, 57 and 133 of the Registration Statement Amendment No. 1.
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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com), or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sam Kelso at +852-2533-3304 (sam.kelso@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ James C. Lin

James C. Lin

cc:
Manoj Jain, Chief Executive Officer
Duddell Street Acquisition Corp.

Tim Hwang, Chief Executive Officer
Paul Donnell, Chief Accounting Officer
FiscalNote Holdings, Inc.
Brandon J. Bortner, Esq., Partner
Paul Hastings LLP
Derek White, CPA, Partner
Marcum LLP
Charles Carr, CPA, Partner
RSM US LLP